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                               BPI INDUSTRIES INC.
                        30775 Bainbridge Road, Suite 280
                                Solon, Ohio 44139


November 18, 2005

United States Securities and
     Exchange Commission
Division of Corporation Finance
Attn: Ms. Mellissa Campbell Duru
Washington, D.C. 20549-7010

RE:   BPI Industries, Inc.
      Amendment No. 3 to the Registration Statement on Form S-1
      Filed October 28, 2005
      File No. 333-125483


Ladies and Gentlemen:

This letter is in response to the comments made by the staff of the Commission in a letter dated November 15, 2005 with respect to Amendment No. 3 to Form S-1 Registration Statement filed by BPI Industries Inc. (the "Company") on October 28, 2005. Amendment No. 4 to the Form S-1 Registration Statement was filed today by the Company. The changes that have been made to the Form S-1 Registration Statement are noted in this letter below and are numbered in accordance with the staff's comment letter. The changes are also marked on the enclosed five copies of Amendment No. 4.

Form S-1

Change in Auditor, page 55

1. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY, IF TRUE, THAT THE AUDIT REPORT ISSUED BY DEVISSER GRAY, CHARTERED ACCOUNTANTS INCLUDED AN EXPLANATORY PARAGRAPH REGARDING YOUR UNCERTAINTY WITH REGARD TO YOUR ABILITY TO CONTINUE AS A GOING CONCERN RATHER THAN IT BEING QUALIFIED.

         We have revised the noted disclosure to clarify that the audit report issued by De Visser Gray, Chartered Accountants, included an explanatory paragraph regarding our ability to continue as a going concern.

Consolidated Financial Statements, page F-1

2. PLEASE DISCUSS YOUR REGISTRATION RIGHTS AGREEMENTS IN YOUR FOOTNOTES AND CLEARLY OUTLINE ITS REQUIREMENTS AND ANY RELATED DAMAGES OR PENALTIES THAT MAY BE OR HAVE BEEN INCURRED. DISCLOSE THE AMOUNT OF DAMAGES ACCRUED IN THE ACCOMPANYING FINANCIAL STATEMENTS AND SPECIFY THE LINE ITEMS WHERE THE DAMAGES HAVE BEEN REPORTED AND HOW THE AMOUNT WAS DETERMINED. FURTHER, DISCLOSE THE POTENTIAL AMOUNT OF DAMAGES POSSIBLE UNDER THE AGREEMENTS, THE EXISTENCE OF ANY CAP ON SUCH DAMAGES, AND WHETHER THE DAMAGES WILL BE SETTLED IN SHARES OR CASH.

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         In accordance with the discussion between Mr. George Zilich and Mr.
         Ryan Milne, we have revised Footnote 16 (Subsequent Event) of our financial statements to include a discussion of the registration rights provisions and related penalty provisions included in the purchase agreement that we entered into in connection with our September 2005 private placement. As discussed between Mr. Zilich and Mr. Milne, we have not incurred any penalties to date under these provisions and currently expect that we will not incur any penalties under these provisions.

         In accordance with the discussion between Mr. Zilich and Mr. Milne, we have not included a discussion of the registration rights provisions or related penalty provisions from our December 2004/January 2005 private placement since we have previously satisfied the requirements of those provisions. We were required to file this registration statement with the Commission on or before June 30, 2005, and we satisfied that requirement by first filing this registration statement with the Commission on June 3, 2005.

Notes to Consolidated Financial Statements, page F-8


Note 10.  Technical Services Agreement, page F-22

3. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT NUMBER FIVE OF OUR LETTER DATED SEPTEMBER 19, 2005. AS PREVIOUSLY REQUESTED, PLEASE ADDRESS EACH OF THE FOLLOWING:

         - WE NOTE THAT YOUR DISCLOSURE ON PAGE TWO INDICATES THAT BHP WILL PROVIDE ITS MRD TECHNIQUES AND KNOW-HOW, PROVIDE AN ASSESSMENT OF THE APPLICATION OF THE TRD TECHNOLOGY. PLEASE EXPLAIN IN GREATER DETAIL HOW YOU DETERMINED THE FAIR VALUE OF THE SERVICES TO BE PROVIDED OVER THE TERM OF THE AGREEMENT. IT CONTINUES TO BE UNCLEAR HOW $18,000 REPRESENTS THE FAIR VALUE OF THE TECHNICAL SERVICES BEING PROVIDED. YOUR DISCLOSURE AND RESPONSE TO PRIOR COMMENT NUMBER EIGHT INDICATES THAT YOU ARE RECEIVING TECHNICAL SERVICES AND KNOW-HOW RATHER THAN ADMINISTRATIVE SUPPORT.


         We believe the rate of $1,000 per month (based on an estimated 40 hours per month) for the 18 month term of the Technical Services Agreement (i.e., $18,000 in total) is a reasonable approximation of the fair value of the technical services being provided for the following reason: the average hourly rate of $25 per hour is a blended rate that includes a substantial amount of time of BHP administrative and clerical personnel. This work is necessary to accumulate and summarize the data that BHP engineers review in providing us technical advice on utilizing BHP techniques and know how. BHP is not providing us with administrative support; rather, BHP administrative people are involved only to the degree necessary to enable BHP technical personnel to provide the technical services called for under the Technical Services Agreement.


         - PLEASE INDICATE YOUR ACCOUNTING POLICY AND FREQUENCY OF DETERMINING THE FAIR VALUE OF THE STOCK APPRECIATION RIGHTS. ALSO EXPLAIN WHY IT IS APPROPRIATE TO ASSESS WHETHER OR NOT THE FAIR VALUE OF THE STOCK APPRECIATION RIGHTS IS MORE READILY DETERMINABLE THAN THE FAIR VALUE OF THE SERVICES ON AN ANNUAL BASIS.



         In accordance with the discussion between Mr. Zilich and Mr. Milne, we have revised Footnote 15 of our financial statements. The revised footnote explains our accounting policy with respect to the methodology and frequency of accounting for the stock appreciation rights granted to BHP under the TSA.


Note 17.  Supplemental Oil and Gas Data, page F-23

Costs Incurred in Oil and Gas Exploration and Development Activities, page F-23

4. PLEASE EXPLAIN WHY YOU REPORTED AMOUNTS FOR DEVELOPMENT COSTS INCURRED DURING 2003. WE NOTE YOUR DISCLOSURE THAT PRIOR TO 2005 ALL COSTS WERE CONSIDERED EXPLORATION COSTS.


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         In response to this comment, we have corrected the typographical error that was contained in the table within the noted footnote.

5. PLEASE EXPLAIN WHY YOU HAVE DISCLOSED INFORMATION REGARDING YOUR UNPROVED PROPERTIES IN AN UNAUDITED FOOTNOTE. REFER TO RULE 4-10(c)(7) OF REGULATION S-X.

         In response to this comment, we have moved the noted information to an audited footnote to our financial statements.

Standardized Measure of Discounted Future Net Cash Flows, page F-25

6. PLEASE RECONCILE FOR US THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS BETWEEN THE DISCLOSURE ON PAGE F-25 AND THE SECOND TABLE ON PAGE 34. TO THE EXTENT THAT ANY DIFFERENCES BETWEEN THE TWO PRESENTATIONS RELATE TO THE DISCLOSURE OF A MEASURE THAT IS NOT CALCULATED AS DEFINED IN SFAS 69 NOTE THAT THIS DISCLOSURE COULD BE CONSIDERED A NON-GAAP MEASURE. AS SUCH, YOU MUST PROVIDE ALL DISCLOSURES REQUIRED BY ITEM 10(e) OF REGULATION S-K. THE DISCLOSURES SHOULD INCLUDE A RECONCILIATION TO THE MOST DIRECT COMPARABLE GAAP FINANCIAL MEASURE, WHICH WOULD BE THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVE QUANTITIES AS SET FORTH IN PARAGRAPH 30 OF SFAS 69.


         In response to this comment, we have corrected the typographical errors appearing on page 34 that led to the noted discrepancy.



If you need any additional information, please contact the undersigned or Derek
D. Bork of Thompson Hine LLP at 216-566-5527.

Sincerely,

/s/ George J. Zilich

George J. Zilich


cc:      Mr. Ryan Milne (with enclosures)



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